FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2007

HOLMES FINANCING (No 2) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 2) PLC
Profit & Loss Account
Period Ended 16 January 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	4,631	4,853
Interest receivable - Cash deposits	-	-
	4,631	4,853

Interest payable - Notes	(4,631)	(4,853)
Interest payable
	(4,631)	(4,853)

Net operating income	-	-

Fair value derivative	(8)	15
Other income	-	-
Operating expenses	-	-

Profit on ordinary activities before taxation	(8)	15

Taxation	2	(5)

Profit on ordinary activities after taxation	(5)	11

Dividend	-	-

Retained profit brought forward	(21)	(32)

Retained profit carried forward	(26)	(21)

Holmes Financing (No. 2) PLC
Balance Sheet
Period Ended 16 January 2007

		£'000

Fixed asset investments
Loans to Funding		333,600

Current assets
Amounts due from group companies	11
Deferred Tax	15
Cash at bank	10
	36

Creditors: Amounts falling due within one year
Fair value derivative	49
Taxation	-
	49

Net current assets		(13)

Total assets less current liabilities		333,587

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(333,600)

Net assets		(13)

Capital and reserves
Share capital		13
Reserves		(26)
		(13)

Holmes Financing (No. 2) PLC
Notes Outstanding
Period Ended 16 January 2007

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US436381AA52	US$	3 month USD Libor
Series 1 Class B	US436381AB36	US$	3 month USD Libor
Series 1 Class C	US436381AC19	US$	3 month USD Libor
Series 2 Class A	US436381AD91	US$	3 month USD Libor
Series 2 Class B	US436381AE74	US$	3 month USD Libor
Series 2 Class C	US436381AF40	US$	3 month USD Libor
Series 3 Class A	XS120819445	GBP	3 month Sterling Libor
Series 3 Class B	XS120845101	GBP	3 month Sterling Libor
Series 3 Class C	XS120845952	GBP	3 month Sterling Libor
Series 4 Class A	XS120846687	EUR	3 month Euribor
Series 4 Class B	XS120847149	EUR	3 month Euribor
Series 4 Class C	XS120847578	EUR	3 month Euribor

	Step Up Date	Expected Repayment Date	Initial Margin	Step up Margin
Series 1 Class A	October 2007	July 2002	9	N/A
Series 1 Class B	October 2007	October 2002	35	135
Series 1 Class C	October 2007	October 2002	120	220
Series 2 Class A	October 2007	July 2004	18	36
Series 2 Class B	October 2007	October 2004	44	144
Series 2 Class C	October 2007	October 2004	135	235
Series 3 Class A	October 2007	July 2006	24	48
Series 3 Class B	October 2007	October 2006	45	145
Series 3 Class C	October 2007	October 2006	150	250
Series 4 Class A	October 2007	October 2007	27	54
Series 4 Class B	October 2007	October 2007	50	150
Series 4 Class C	October 2007	October 2007	160	260

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 1 Class B	Quarterly	N/A	Aa3	AA	AA
Series 1 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 2 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 2 Class B	Quarterly	N/A	Aa3	AA	AA
Series 2 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 3 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 3 Class B	Quarterly	N/A	Aa3	AA	AA
Series 3 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 4 Class A	Quarterly	15-Apr-2007	Aaa	AAA	AAA
Series 4 Class B	Quarterly	15-Apr-2007	Aa3	AA	AA
Series 4 Class C	Quarterly	15-Apr-2007	Baa2	BBB	BBB

Holmes Financing (No. 2) PLC
Notes Outstanding
Period Ended 16 January 2007

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$1,000,000,000	$0	$0	$0
Series 1 Class B	$37,000,000	$0	$0	$0
Series 1 Class C	$49,000,000	$0	$0	$0
Series 2 Class A	$1,000,000,000	$0	$0	$0
Series 2 Class B	$37,000,000	$0	$0	$0
Series 2 Class C	$49,000,000	$0	$0	$0
Series 3 Class A	£500,000,000	£0	£0	£0
Series 3 Class B	£19,000,000	£0	£0	£0
Series 3 Class C	£25,000,000	£0	£0	£0
Series 4 Class A	€500,000,000	€500,000,000	€0	€500,000,000
Series 4 Class B	€21,000,000	€21,000,000	€0	€21,000,000
Series 4 Class C	€35,000,000	€35,000,000	€0	€35,000,000

	Currency Swap Counterparty		Current Rating	Rating Trigger	Comments
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	West LB		Aa2 / AA- / AAA	below Aa3 / AA- / AA-	Series Repaid
Series 1 Class B	West LB		Aa2 / AA- / AAA	below Aa3 / AA- / AA-	Series Repaid
Series 1 Class C	West LB		Aa2 / AA- / AAA	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class A	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class B	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class C	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 3 Class A	GBP - n/a				Series Repaid
Series 3 Class B	GBP - n/a				Series Repaid
Series 3 Class C	GBP - n/a				Series Repaid
Series 4 Class A	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-
Series 4 Class B	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-
Series 4 Class C	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-

Holmes Funding Limited
Profit & Loss Account
Period Ended 16 January 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	215,529	178,752
Interest receivable - Cash Deposits	32,702	28,674
Gain/(Loss) on fair value of interest rate swap	64,074	(2,508)
	312,305	204,918

Interest payable - Inter-company loans	(210,626)	(188,809)
Interest payable - Start up loans	-	-
	(210,626)	(188,809)

Net operating income	101,679	16,109

Other income	7,019	6,638
Provisions	(430)	(1,005)
Expenses	(4,068)	(3,954)
Start up costs amortisation	(2,229)	(1,748)
Deferred consideration	(37,898)	(18,549)

Profit/(loss) on ordinary activities before taxation	64,073	(2,509)

Taxation	(19,221)	752

Profit/(loss) on ordinary activities after taxation	44,852	(1,757)

Dividend	-	-

Retained profit/(loss) brought forward	(2,735)	(978)

Retained profit/(loss) carried forward	42,117	(2,735)

Holmes Funding Limited
Balance Sheet
Period Ended 16 January 2007

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		14,789,816
Beneficial interest in Trust cash at bank		-
Fair value of interest rate swap		-

Current assets
Amounts owed by Trustee	92,850
Deferred expenditure (costs of securing)	12,405
Sundry debtors	-
Deferred taxation / group relief receivable	-
Cash at bank:
Reserve funding	280,000
Transaction account	2,805
Funding GIC account	1,550,082
	1,938,142
Creditors: Amounts falling due within one year
Deferred consideration creditor	92,218
Interest payable - start up loans	-
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	235,574
Deferred taxation / group relief receivable	17,968
Corporation Taxation	32
	345,792

Net current assets		1,592,350

Total assets less current liabilities		16,382,166

Creditors: Amounts falling due after more than one year
Inter-company loans		(16,340,049)
Start up loans		-

Net assets		42,117

Capital and reserves
Share capital (£2)		-
Reserves		42,117
		42,117

Holmes Funding Limited
Notes to Balance Sheet
Period Ended 16 January 2007

	£'000		£'000	£'000	£'000

Balance on cash accumulation ledger			1,550,233

Available credit enhancement

	First Reserve		Second Reserve	Funding Reserve

Reserve funds at closing	272,000		-	-

Initial closing reserve funds	272,000		-	-
Drawings to make bullet repayment	-		-	-
Other drawings	-		-	-
Transfers from revenue receipts	8,000		-	-
Closing reserve balance	280,000		-	-

Target reserve funds	280,000		-	-

Principal deficiency ledger	AAA		AA	A	BBB

Opening PDL balance	Nil		Nil	Nil	Nil
Losses this quarter	-		-	-	-
PDL top up from revenue income	-		-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance		Repayment	Closing balance
	Restated
Initial start up loan (incl. accrued interest)	4,550		4,550	-
Second start up loan (incl. accrued interest)	4,535		4,535	-
Third start up loan	5,809		5,809	-
Fourth start up loan	2,473		2,473	-
Fifth start up loan	1,652		1,652	-
Sixth start up loan	1,888		1,888	-
Seventh start up loan	1,152		1,152	-
Eigth start up loan	12,006		12,006	-
Closing balance	34,065		34,065	-

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period Ended 16 January 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	410,079	397,594
Interest receivable - Cash Deposits	6,423	6,768
	416,502	404,362

Interest payable - Mortgages	(410,079)	(397,594)
Interest payable - Cash Deposits	(6,423)	(6,768)
	(416,502)	(404,362)

Net operating income	-	-

Fees receivable	7,772	8,060
Fees payable	(7,772)	(8,060)

Operating expenses	(4,380)	(3,992)
Provision charges	(3,888)	2,140
Other income	8,268	1,852

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period Ended 16 January 2007

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		29,588,536

Current assets
Bank interest receivable	1,230
Cash at bank	342,675
Amounts due from Seller	26,445
Other debtors
Accrued interest receivable	65,147
	435,497

Creditors: Amounts falling due within one year
Amounts due to Funding	92,850
Sundry creditors	-
	92,850

Net current assets		342,647

Total assets less current liabilities		29,931,183

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(14,798,719)
Funding share of mortgage loans		(14,789,817)

Seller share of cash at bank		(342,675)
Funding share of cash at bank		-

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-
		-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 2) PLC

Dated: 1 March 2007	By / s / Jessica Petrie
(Authorised Signatory)